David S. Stone Attorney at Law Tel 312.269.8411 Fax 312.578.1796 dstone@ngelaw.com

May 19, 2017

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Exeter Resource Corporation (“Exeter”)

Amendment No. 3 to Schedule TO

Filed May 10, 2017 by Goldcorp Inc.

File No. 005-82266

Dear Mr. Orlic:

This letter is written on behalf of our client, Goldcorp Inc. (the “Company”), in response to a comment letter to the Company dated May 16, 2017 (the “Comment Letter”) to the above referenced amendment to tender offer statement on Schedule TO, filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 10, 2017 which amended the Company’s tender offer statement on Schedule TO, filed by the Company with the Commission on April 20, 2017 (the “Schedule TO”). Enclosed herewith is Amendment No. 4 to the Schedule TO (the “Amendment”). To facilitate your review, each numbered comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type. Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer to Purchase and Circular dated April 20, 2017, which is Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase and Circular”).

Dividends and Distributions, page 22

1.

We note your response to prior comment 5. Please disclose that if you claim any dividends, distributions, etc. paid after the date of the Offer but prior to the Expiry Time, that you will do so on a basis that is consistent with Rule 14d-10(a)(2) of Regulation 14D; that you will disseminate information regarding the amount of the claim, and disclose, if true, that the amount will be deducted from the Offer Consideration; and that the Offer will remain open for at least 10 business days thereafter consistent with Rule 14e-1(b) of Regulation 14E.

Neal, Gerber & Eisenberg LLP • Two North LaSalle Street • Chicago, Illinois 60602-3801 • 312.269.8000 • www.ngelaw.com

NEAL, GERBER & EISENBERG LLP

Mr. David L. Orlic

May 19, 2017

Response:

The Company has modified Section 3 of the Offer to Purchase under the heading “Dividends and Distributions” on page 22 of the Offer to Purchase and Circular to disclose that if any dividends or distributions are paid by Exeter after the Offer date but prior to the Expiry Time and are claimed by the Company, that it will be done in a manner consistent with Rule 14d-10(a)(2) of the Exchange Act, that information regarding such claim will be disseminated to the holders of Exeter Shares and that the Offer will remain open for at least 10 business days thereafter.

Right to Withdraw Deposited Shares, page 29

2.

We note the revisions to the second paragraph of Section 7 of the Offer to Purchase. Subparagraph (a) now appears to be stating that, if the Offer is amended to increase the Offer Consideration, and the Offer is not extended for a period of 10 days or less from the date of the amendment, then Deposited Shares may not be withdrawn at any time before the expiration of 10 days from the date of the amendment. Deposited Shares must always be permitted to be withdrawn at any time before the expiration of 10 business days from an increase in the Offer Consideration. Please advise or revise.

Response:

The Company has revised the second paragraph of Section 7 of the Offer to Purchase under the heading “Right to Withdraw Deposited Shares” on page 29 of the Offer to Purchase and Circular to clarify that Deposited Shares may be withdrawn at any time before the expiration of 10 business days from a variation of the terms of the Offer involving an increase in the Offer Consideration.

Securities Law Requirements for Business Combinations, page 58

3.	We note your response to prior comment 14. Please specifically disclose a firm intent to engage in a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Response:

The Company has revised Section 18 of the Circular under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer” on pages 56 and 60 of the Offer to Purchase and Circular to clarify that it is the Company’s current firm intention to engage in a Compulsory Acquisition or a Subsequent Acquisition Transaction.

*****

NEAL, GERBER & EISENBERG LLP

Mr. David L. Orlic

May 19, 2017

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at the above number or email.

Very truly yours,

/s/ David S. Stone

David S. Stone

DSS:ss

Attachments

cc:	Randall Chatwin

Paul Stein

Jeffrey Roy